Phase III Data Published in Annals of Neurology Show that a Higher Concentration Dose of
Glatiramer Acetate Given Three Times a Week Reduced Annualized Relapse Rates in the Treatment of
Relapsing-Remitting Multiple Sclerosis

Jerusalem, July 1, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that data from the Glatiramer Acetate Low-frequency Administration (GALA) study, published in the Annals of Neurology, show that a 40 mg/ 1mL dose of COPAXONE® (glatiramer acetate injection) administered subcutaneously three times per week significantly reduced relapse rates at 12 months and demonstrated a favorable safety and tolerability profile in patients with relapsing-remitting multiple sclerosis (RRMS). Currently, the approved dose for COPAXONE® is 20mg/ 1mL, which is a once a day subcutaneous injection.

The GALA study, a multinational, phase III, double blind, placebo controlled study, was designed to evaluate the efficacy, safety and tolerability of an investigational 40 mg/ 1mL dose of GA given three times a week over a period of 12 months for the treatment of RRMS.

The published data show that glatiramer acetate (GA) 40mg/ 1 mL injections administered three times a week reduced annualized relapse rates by 34.0% (p<0.0001), reduced the cumulative number of new and enlarging T2 lesions by 34.7% (p<0.0001) when measured at six and 12 months, and the cumulative number of gadolinium enhancing lesions by 44.8% (p<0.0001) when measured at six and 12 months, as compared to placebo in patients with RRMS.

“We are pleased with the positive data of the GALA study which may lead to meaningful benefits for RRMS patients,” said lead study author Omar Khan, M.D., Professor of Neurology and Chair of the Department of Neurology, Wayne State University School of Medicine, Detroit, MI. “COPAXONE® 40 mg/ 1 mL given three times a week demonstrated a favorable safety and tolerability profile, with the overall frequency of adverse events comparable to those seen in the placebo group.”

The most common adverse event in the GA group was injection site reactions (35.5% with GA vs. 5.0% with placebo).

About the Study

The objective of the GALA study was to assess the efficacy and safety of glatiramer acetate (GA) 40mg/ 1mL administered three times weekly (tiw) compared with placebo in patients with relapsing–remitting multiple sclerosis (RRMS).

This randomized, double-blind study was conducted in 142 sites in 17 countries. Patients with RRMS with at least one documented relapse in the 12 months before screening, or at least two documented relapses in the 24 months before screening, and an Expanded Disability Status Scale score = 5.5, were randomized 2:1 to receive either subcutaneous (sc) GA 40mg/ 1mL tiw or placebo for 12 months.

Of 1,524 patients screened, 1,404 were randomized to receive GA 40mg/ 1mL sc tiw (n = 943) or placebo (n = 461). Ninety-three percent and 91% of patients in the placebo and GA groups, respectively, completed the 12-month study. GA 40mg/ 1mL tiw was associated with a 34.0% reduction in risk of confirmed relapses compared with placebo (mean annualized relapse rate = 0.331 vs 0.505; p < 0.0001). Patients who received GA 40mg/ 1mL tiw experienced highly significant reduction (p < 0.0001) in the cumulative number of gadolinium-enhancing T1 (44.8%) and new or newly enlarging T2 lesions (34.7%) at months 6 and 12. GA 40mg/ 1mL tiw was safe and well tolerated. The most common adverse events in the GA group were injection site reactions (35.5% with GA vs 5.0% with placebo).

About COPAXONE®
COPAXONE® (glatiramer acetate injection) is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at http://copaxone.com/pdfs/PrescribingInformation.aspx. For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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